Exhibit 1

For Immediate Release

Pointer Telocation Acquires Cielo Telecom in Brazil for $6.5 million in Accretive Transaction

Rosh HaAyin, Israel August 29, 2016. Pointer Telocation Ltd. (Nasdaq: PNTR & TASE: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it has signed a binding agreement to acquire Cielo Telecom, a fleet management services company based in South Brazil. Cielo Telecom manages fleet customers covering approximately 16,000 trucks. The closing of the agreement is subject to the fulfillment of certain precedent conditions.

In consideration for this acquisition, Pointer will make a cash payment of approximately BRL 21 million (approximately $6.5 million).

David Mahlab, Chief Executive Officer of Pointer, “This acquisition will expand our customer base and enable us to better penetrate the southern part of Brazil and participate actively in the truck segment of fleet management. Given our existing infrastructure in Brazil, we see strong synergistic potential from the combination of the newly acquired business with ours, and we expect the acquisition to be accretive as of the first day. We expect this acquisition to position us as one of the leading Fleet Management companies in Brazil. Following our acquisition in South Africa two years ago, this is another step in the execution of our global expansion strategy; a strategy that combines organic growth and M&A, which aims at positioning Pointer as one of the global leaders in MRM and fleet management.”

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Fleet Management, Mobile Asset Management, Stolen Vehicle Recovery, Vehicle Diagnosis and a comprehensive solution in the field of Internet of Things. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

About Cielo

Cielo was established in 1994 and operates in the field of Fleet Management with strong presence in the Truck Segment in Brazil, with a comprehensive set of software and application tools for vehicle monitoring, driver behavior management, driver working hour management, including a wide range of blocking, tracking and telemetry devices and various actuators for vehicle security and driver control. Cielo also offers a 24 hours support center and vehicle recovery service, specialized consulting services and provides innovative technology oriented at fuel saving.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Gavriel Frohwein/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com